Filed Pursuant to Rule 424(b)(3)
Registration No. 333-130945

NNN APARTMENT REIT, INC.

SUPPLEMENT NO. 10 DATED JULY 9, 2007
TO THE PROSPECTUS DATED JANUARY 31, 2007

This document supplements, and should be read in conjunction with, our prospectus dated January 31, 2007, as supplemented by Supplement No. 6 dated April 30, 2007, Supplement No. 7 dated May 4, 2007, Supplement No. 8 dated May 24, 2007 and Supplement No. 9 dated June 21, 2007, relating to our offering of 105,000,000 shares of common stock. The purpose of this Supplement No. 10 is to disclose:

•	the status of our initial public offering; and

•	our recent acquisition of Residences at Braemar.

Status of Our Initial Public Offering

As of June 29, 2007, we had received and accepted subscriptions in our offering for 5,257,419 shares of common stock, or $52,524,000, excluding shares issued pursuant to our distribution reinvestment plan.

Acquisition of Residences at Braemar

On June 29, 2007, we purchased Residences at Braemar, or the Braemar property, for a purchase price of $15,000,000, plus closing costs, from an unaffiliated third party. Currently, the Braemar property is approximately 98.7% leased. The Braemar property is a 160-unit class-A apartment property located in Charlotte, North Carolina. We purchased the fee interest in the property through our wholly-owned subsidiary, Apartment REIT Residences at Braemar, LLC.

Financing and Fees

We financed the purchase price of the Braemar property through the assumption of an existing $10,000,000 loan, with an unpaid principal balance of $9,722,000, from Transamerica Occidental Life Insurance Company secured by the property, or the secured loan, and a $3,300,000 unsecured loan (as described below) from NNN Realty Advisors, Inc., or NNN Realty Advisors, our sponsor, with the balance of the purchase price provided by funds raised through this offering. We incurred an acquisition fee of $450,000, or 3.0% of the purchase price, to our advisor and its affiliate.

The secured loan is evidenced by an original promissory note and secured by a Deed of Trust, Security Agreement and Fixture Filing, conveying the Braemar property and granting a security interest in its fixtures and personal property, and by an Absolute Assignment of Leases and Rents between the Seller and Lender. The secured loan bears interest at a fixed rate of 5.72%, had an original ten-year term, a 30-year amortization period and a maturity date of June 1, 2015. The loan provides for the following payments: (a) monthly principal and interest payments of $58,166.85 on the first of each month from July 1, 2005 through May 1, 2015; and (b) the outstanding principal amount, together with all accrued and unpaid interest, due and payable in full on June 1, 2015. The loan provides for a default interest rate equal to the lesser of: (a) 18% per annum or (b) the maximum rate permitted by applicable law. The loan also provides for a late charge equal to 4% of past due amounts if any scheduled monthly and interest payment is not received on or before the 17th day of the calendar month. The loan documents also contain customary representations, warranties, covenants and indemnities as well as provisions for reserves and impounds.

On June 29, 2007, we also entered into an unsecured loan with NNN Realty Advisors, evidenced by an unsecured promissory note in the principal amount of $3,3000,000, or the unsecured note. The unsecured note matures on December 29, 2007, bears interest at a fixed rate of 6.85% per annum and requires monthly interest only payments beginning on August 1, 2007 for the term of the unsecured note. The unsecured note provides for a default interest rate equal to 8.85% per annum. NNN Realty Advisors is our sponsor, and therefore this loan is deemed a related party loan. The terms of this related party loan and the unsecured note were approved by our board of directors, including the majority of our independent directors, and deemed fair, competitive and commercially reasonable by our board of directors.

Description of the Property

The Braemar property is a garden-style apartment community consisting of nine buildings, including one two-story and seven three-story residential buildings and one clubhouse, on approximately 12 acres at 8010 Woodsedge Drive in Charlotte, North Carolina. Construction of the property was completed in 2005. The property contains a total of 196,000 rentable square feet and the average unit size is 1,058 square feet. The property contains 73 2-bedroom/2-bathroom units and 87 3-bedroom/2-bathroom units. As of June 29, 2007, the property had an average rent of $882 per unit. The leased space is residential with leases generally ranging from an initial term of six months to one year. Although there are no immediate plans to increase rents at the property, we will opportunistically increase rents in the future.

The buildings are wood frame construction with mostly vinyl siding exteriors. The roofs are pitched with composition shingles and the balconies are wood with vinyl rails. The property has 252 parking spaces. The parking ratio is approximately 1.58 spaces per unit. The property is located in a quiet wooded setting and offers amenities such as a swimming pool, business center, fitness center, playground, picnic area, car care center, book club and movie club. All units have washer/dryer connections, sprinklers, and fire horns. Units are individually metered for electricity, water and gas.

The Braemar property is located in north Mecklenburg County, North Carolina, eight miles from uptown Charlotte, the largest and fastest growing city in North Carolina and the second largest banking center in the United States, measured by assets, after New York. The city benefits from a diversified economy, drawing from financial, technology, manufacturing, automotive, medical and education industries. Since 1980, Charlotte’s population has increased at an annual rate of 2.2%, double the rate of population growth for the nation over the same time frame. For the year ended December 31, 2006, non-farm payroll employment rose by 25,900 jobs, or 3.2%, according to the U.S. Bureau of Labor Statistics.

Charlotte had a vacancy rate of 6.9% during 2006. In addition, effective rents in the Charlotte area increased by 2.7% in 2006.

The Braemar property generally competes with four residential properties: Auston Woods, Mill Creek, Alta Grove and Harborside Commons Boulevard. All of these properties have similar amenities to those found at the Braemar property. In order to compete well with these properties, management will continue to maintain the Braemar property to the highest physical standards, actively market the property and focus on maintaining high levels of customer service. We anticipate that this strategy, along with the strong demand for housing, should keep the Braemar property competitive in the market.

RAM Partners, LLC, an unaffiliated third party, will manage the property directly through a subcontract with Triple Net Properties Realty, Inc., or Realty. We will pay Realty up to 4.0% of the monthly gross cash receipts generated by the Northgate property, 3.5% of which will be re-allowed to RAM Partners, LLC.

We currently have no plans for renovating, developing or expanding the Braemar property. In the opinion of management, the property is adequately covered by insurance. We obtained a Phase I environmental survey and are generally satisfied with the environmental status of the property. We also obtained a Property Condition Report and are generally satisfied with its conclusions.

For federal income tax purposes, the depreciable basis in the Braemar property will be approximately $13.9 million. We calculate depreciation for income tax purposes using the straight line method. We depreciate buildings and land improvements based upon estimated useful lives of 27.5 and 15 years respectively. Real estate taxes on the property for 2006 were $130,000 at a rate of 1.29%.